December 14, 2023

VIA EDGAR

Mr. Len Jui and Ms. Claire Erlanger

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	McCormick and Company, Incorporated

Form 10-K for the Fiscal Year Ended November 30, 2022

Filed January 26, 2023

Form 8-K furnished October 3, 2023

File No. 001-14920

Dear Mr. Jui and Ms. Erlanger:

We are writing in response to the comments that we received from you by letter dated November 30, 2023, regarding the above-referenced filings of McCormick and Company, Incorporated (the “Company”, “we,” or “McCormick”). For ease of reference in this letter, those comments appear in italics directly above the Company’s responses.

Form 10-K for the Fiscal Year Ended November 30, 2022

16. Business Segments and Geographical Areas, page 91

Staff’s Comment

1. We note your reconciliation of operating income excluding special charges and transaction and integration expenses, to operating income. Please note that ASC 280-10-50-30(b) requires a reconciliation of the total of the reportable segments’ measures of profit or loss to the public entity’s consolidated income before income taxes. In future filings, please revise your reconciliation to comply with this guidance.

McCormick Response

As noted, we have provided a reconciliation by segment of operating income excluding special charges and transaction expense to operating income. We respectfully note that operating income presented in that reconciliation equals operating income presented on the consolidated income statements. The two amounts that reconcile operating income to income from consolidated operations before income taxes include interest expense and other income, net. The consolidated income statement discloses those amounts and, effectively, the related reconciliation from consolidated operating income to income from consolidated operations before income taxes. As such, we believe the inclusion of an additional reconciliation, in the footnotes would duplicate the disclosure that currently exists. However, we agree that in future filings we will include additional disclosures in the business segments and geographical area footnote to indicate the following:

Total segment operating income as disclosed in the preceding table represents our consolidated operating income. The reconciliation of that operating income to income from consolidated operations before income taxes, which includes interest expense and other income, net is presented on the consolidated income statement.

Staff’s Comment

2. We note your disclosure that it is impracticable to segregate and identify sales and profits for each of the individual product lines. We also note your disclosure of sales by product category for both reportable segments in your annual report for FY2022 and reference to growth in these product categories in earnings calls. Please tell us what consideration you gave to presenting disaggregated revenue by product category, such as spices and seasonings, herbs, recipe mixes, hot sauce, etc. Refer to ASC 280-10-50-40 and ASC 606-10-55-89 through 91.

McCormick Response

We considered various factors, including the requirement of ASC 280-10-50-40 and ASC 606-10-55-89 through 91 when assessing whether we present disaggregated revenue by product category. We will separately address our considerations of the disclosure requirements of ASC 280-10-50-40 and ASC 606-10-55-89 through 91.

ASC 280-10-50-40: We will present disaggregated revenue by product category for annual periods in our future Annual Reports on Form 10-K. The product categories that we anticipate disclosing are expected to be similar to those provided in our annual report for fiscal year 2022. Those categories of similar products include spices and seasonings, recipe mixes, condiments and sauces, regional leaders, flavors, branded foodservice, custom condiments and coatings, bulk spices and herbs. We will provide that disclosure in the business segments and geographical area footnote.

ASC 606-10-55-89 through 91: As noted in ASC 606-10-55-89, Paragraph 606-10-50-5 requires an entity to disaggregate revenue from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. Our revenue recognition and nature of our customer contracts are similar across our product categories. As disclosed in our accounting policies disclosure, we recognize revenue at a point in time when control of the ordered products passes to the customer, which principally occurs either upon shipment or delivery to the customer or pick-up by the customer, depending on the terms included in the particular customer arrangement. Also, our accounting policy disclosure indicates that our revenues primarily result from contracts or purchase orders with customers, which generally are both short-term in nature and have a single performance obligation – the delivery of our products to customers. Also, our accounting policy disclosure indicates the estimates that affect revenue, such as trade incentives and product returns, are monitored and adjusted each period; however, the adjustments recognized during the years ended November 30, 2022, 2021 and 2020 that resulted from updating estimates of revenue for prior year product sales were not material.

ASC 606-10-55-90 provides various factors to consider when selecting the type of category used to disaggregate revenue. Further, ASC 606-10-55-91 provides examples of categories that may be appropriate. One of those categories is geographic region. We believe that geographic region is the most meaningful category to consider when assessing how revenue and cash flow are affected by economic factors. We believe that our product categories are affected by economic factors in a similar manner, including the nature of our customer contracts, the contract or purchase order nature of our customer relationships, and the point in time nature of revenue recognition, and therefore are not required to be disaggregated in that manner for purposes of the ASC 606 disclosure. We also note that management does not generally use product category information to evaluate financial performance. As such, to address the disclosure requirements of ASC 606-10-55-89 through 91 note 1 of our notes to consolidated financial statements includes the disclosure of our net sales by geographic region.

Staff’s Comment

3. Please disclose the amount of revenues from external customers attributed to an individual foreign country and the amount of long-lived assets in an individual foreign country, if material, in future filings. Refer to ASC 280-10-50-41.

McCormick Response

Our disclosures include the net sales from external customers and long-lived assets associated with our country of domicile, or the United States. The U.S. represented approximately 62% and 80% of our sales and long-lived assets, respectively, for our fiscal year ended November 30, 2022. We consider an individual country to be material based a quantitative threshold of 10% as well as other qualitative considerations. There are no other countries that exceed 10% of our consolidated revenues or long-lived assets. The largest foreign countries in which we operate approximate 7% and 4% of our consolidated net sales and long-lived asset, respectively. We do not believe there are any foreign countries that are qualitatively material for the years included in our Form 10-K for the fiscal year ended November 30, 2022.

Form 8-K furnished October 3, 2023

Exhibit 99.1 Earnings Release, page 7

Staff’s Comment

4. We note that in your reconciliations of Non-GAAP financial measures to the most comparable GAAP measure, you include disclosure of adjusted operating income margin and adjusted income tax rate without presentation of the most comparable GAAP measure which would be GAAP operating income margin and income tax rate, respectively. Please revise future filings accordingly. See guidance in Question 102.10(a) of the SEC Staff’s Compliance & Disclosure Interpretation on Non-GAAP Financial Measures.

McCormick Response

In future filings we will revise the Non-GAAP reconciliation to also include the most comparable GAAP measure. The following provides an example of the revised reconciliation using amounts for the three months ended August 31, 2023 and 2022:

	Three months ended
	August 31, 2023	August 31, 2022
Operating income	$245.0	$235.2
Impact of special charges	6.1	3.4

Adjusted operating income	$251.1	$238.6

Operating income margin (1)	14.5%	14.7%
Impact of special charges	0.4%	0.3%

Adjusted operating income margin (1)	14.9%	15.0%

Income tax expense	$42.7	$59.3
Impact of special charges	1.3	0.7
Impact of sale of Kitchen Basics	—	(11.6)

Adjusted income tax expense	$44.0	$48.4

Income tax rate (2)	21.4%	21.6%
Impact of special charges and sale of Kitchen Basics	0.0%	(0.4)%

Adjusted income tax rate (2)	21.4%	21.2%

(1)

Operating income margin, impact of special charges and adjusted operating income margin is calculated as operating income, impact of special charges and adjusted operating income as a percentage of net sales for each period presented.

(2)

Income tax rate is calculated as income tax expense as a percentage of income from consolidated operations before income taxes. Adjusted income tax rate is calculated as adjusted income tax expense as a percentage of income from consolidated operations before income taxes excluding special charges (of $6.1m in 2023 and $3.4 million in 2022) and gain on the sale of Kitchen Basics (of $49.6 million in 2022) of $205.5 million and $228.5 million for the three months ended August 31, 2023 and 2022, respectively.

* * *

McCormick intends to file its next Annual Report on Form 10-K for the fiscal year ended November 30, 2023, on or about January 25, 2024. As we hope to include these proposed revised disclosures in that filing, we respectfully request that you direct any questions or comments you may have with respect to our responses to Gregory Repas at (410) 527-6854 or at gregory_repas@mccormick.com as soon as possible.

Sincerely,

/s/ Michael R. Smith
Michael R. Smith
Executive Vice President and Chief Financial Officer
McCormick and Company, Incorporated

Copy to:

Mr. Brendan M. Foley, President and Chief Executive Officer

Mr. Gregory P. Repas, Vice President and Controller

Mr. Jeffery D. Schwartz, Vice President, General Counsel and Secretary

Ms. Maritza G. Montiel, Chair of the Audit Committee of the Board of Directors